GAE 4.179-13
November 13, 2013

Itaú Unibanco Holding S.A.
Investor Relations Office
Mr. Alfredo Egydio Setubal

Dear Sirs,

A story published in the November 13, 2013 issue of O Estado de São Paulo newspaper reports, among other information, that Itaú Unibanco is expected to release today a Material Fact Statement concerning provisions in the amount of R$ 300 million for loans made to OSX.

We request that you provide, by November 14, 2013, clarification on the aforementioned, as well as any other information you may deem relevant.

This request is made under the terms of the Cooperation Agreement entered into by and between CVM and BM&FBOVESPA on December 13, 2011, and failure to comply may render your company subject to a punitive fine from the Company Relations Superintendence (“Superintendência de Relações com Empresas” – SEP) of the Brazilian Securities and Exchange Commission (“Comissão de Valores Mobiliários” – CVM), pursuant to the contents of CVM Instruction No. 452/07.

Regards,

Nelson Barroso Ortega
Companies’ Monitoring Unit
BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange

c.c.	CVM - Brazilian Securities and Exchange Commission
Mr. Fernando Soares Vieira – Corporate Relations Office
Mr. Waldir de Jesus Nobre – Trading and Markets Supervision Office

São Paulo-SP, November 13, 2013

BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange
Companies’ Monitoring Unit
São Paulo-SP

Dear Sirs,

Re.: Request for Information – GAE 4.179-13

In response to the official letter from the Companies Monitoring Division (GAE 4.179-13) of BM&FBOVESPA Securities, Commodities and Futures Exchange and in light of the report published on November 13, 2013 in O Estado de São Paulo newspaper under the headline “OSX Creditor List has 373 institutions and is led by banks”, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) states that the content relating to Itaú Unibanco is inaccurate.

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Further to the information announced on August 14, 2013 by the company OSX, Itaú Unibanco has an exposure to the OSX-2 subsidiary (a subsidiary of OSX Leasing BV, a company incorporated under the laws of the Netherlands) in the amount of R$ 615 million (as of June 30, 2013). In this context, Itaú Unibanco wishes to inform that this exposure has since been substantially reduced and that guarantees are held in an amount in excess of the risk of the operation.

In addition, we wish to reiterate information contained in a Material Fact of November 11, 2013 published by OSX that OSX-2 is not part of the request for court protection on the part of OSX submitted in conjunction with its subsidiaries OSX Construção Naval S.A. and OSX Serviços Operacionais Ltda. Itaú Unibanco therefore states that it has no exposure to the companies included in the request for court protection.

Finally, Itaú Unibanco informs that a suitable level of provisions is held in cover of all group X companies. Consequently, no impact on Itaú-Unibanco’s 4th quarter 2013 balance sheet and income statement is foreseen.

With nothing further,

Regards,

ITAÚ UNIBANCO HOLDING S.A.
Alfredo Egydio Setubal
Investor Relations Officer

c.c.	CVM - Brazilian Securities and Exchange Commission
Mr. Fernando Soares Vieira – Corporate Relations Office
Mr. Waldir de Jesus Nobre – Trading and Markets Supervision Office